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Petroleum Taxation

Exploration and Development Expenses

Under current law, exploration and development expenses incurred by a holder of a petroleum right can, at the option of such holder, be treated either as a revenue expense or capital expense.

Once a holder of a petroleum right has exercised the option, such option affects the treatment of all exploration and development expenses incurred by him in respect of the related right in the taxable year and in any subsequent year. Following discovery, the holder of a petroleum right has a one-time right to change its election.

Expenditure on the Acquisition of Land

Where capital expenditure has been incurred by an owner of a petroleum right for the purpose of acquiring land reasonably required for petroleum exploration, production or development, he may deduct as an expense, the total of such expenditure divided by the number of years over which he is entitled to hold the land. Such amount is deducted in the taxable year in which such expenditure was incurred and in any subsequent taxable year, until the whole expenditure has been exhausted.

Where the right of the owner of a petroleum right to hold such land has expired before the total deductions have been exhausted, he may deduct in that taxable year the total amount not yet deducted.

Depletion Allowances

The holder of an interest in a Petroleum Lease is allowed a deduction from his income on account of the depletion of the petroleum reserve relating to such interest. This may be by way of percentage depletion or cost depletion, whichever is greater.

Percentage depletion is at the rate of 27.5% of the gross income, meaning the actual or notional proceeds of sale, less royalties, derived from the interest during the tax year, but subject to a limit of 50% of the net income attributed to the relevant petroleum interest in that tax year.

Cost depletion is the amount arrived at by dividing the "adjusted cost" of the petroleum interest, being the cost price less accrued depletion allowances to date, at the beginning of the tax year, by the number of units remaining in the estimated petroleum reserve at the beginning of such year, and multiplying the sum thus arrived at by the number of units of petroleum produced from the interest and saved during the tax year.

Abandonment Loss

Where in the year a holder of a petroleum right has abandoned or discontinued operations and, as a consequence, any of his assets for which a rate of depreciation has been prescribed have become valueless, he may deduct an amount equal to the cost of the assets less the accrued depreciation and less the salvage value.

Carry Forward of Deductions

Where full effect cannot be given in any tax year to any deduction allowed to the holder of a petroleum right, owing to there being no profits or gains taxable for that year (since the profits or gains are less than the deductions), the unused deductions are linked to the Israeli Cost of Living Index and may be carried forward into succeeding years, until exhausted.

Corporate Tax

Whether a Company is registered in Israel or is a foreign company operating in Israel through a branch, it is liable to Companies Tax on its taxable income from Israeli sources at a flat rate of 34% in 2005, which rate is scheduled to reduce annually thereafter to a minimum rate of 25% by 2010.

Where an Israeli registered Company distributes dividends, the dividends are subject to deduction of Income Tax at source at the rate of 25% (or any other rate under the tax treaties), which results in an effective total tax liability for such companies of 51%: 35% + (65% X 25%) = 51% (50.5% upon the reduction of the corporate rate to 34%). (It should be noted, however, that as Zion is not an Israeli registered Company, dividend distributions by Zion would not, under current Israeli law, be subject to this dividend withholding tax.)

Capital Gains Tax

Pursuant to recently enacted amendments to the Israeli capital gains tax regime, the top capital gains tax on individuals has been reduced to 25%. The top corporate rate is 34% in 2005, which rate is scheduled for reduction to 25% by 2010.

Import Duties and Indirect Taxes

Benefits under the Petroleum Law, 5712 - 1952: Insofar as similar items are not available in Israel, the owner of a petroleum right may import into Israel, free of customs and other import duties, all machinery, equipment, installations, fuel, structures, transport facilities etc. (apart from consumer goods and private cars other than certain jeeps or other cross-country vehicles) which are required for the petroleum purposes. Such items are also free of purchase tax. Where the holder of a petroleum right has acquired cement, fuel or unused tires, if the price he paid included excise, he may have refunded to him the excise paid to the extent that he has used such materials for petroleum purposes. A person who carries out operations for petroleum purposes by order of the holder of a petroleum right, has the right to the same exemption referred to in the foregoing paragraph if the Minister of National Infrastructures gives a certificate for that purpose. The holder of a petroleum right and a petroleum works contractor, as described above, shall be entitled to export material (referred to above) which has been imported by them, subject to the right of the Petroleum Commissioner to purchase certain installations on the expiration of a surface lease.

Value Added Tax, 5736 - 1975: The Value Added Tax Law, provides for a Value Added Tax (at a current rate of 16.5%, scheduled to reduce to 16% at the beginning of 2007) on the import and/or sale of goods or services rendered in the regular course of business or any other such activities of a commercial nature. The law provides for a tax rate of 0% with respect to certain exports approved by the Customs Inspector and an exemption with respect to certain imports approved by the Minister of Finance. Furthermore, the law provides that the sum due by a taxpayer in respect of Value Added Tax shall be reduced by the amount of Value Added Tax which has been paid by the same taxpayer to others. In case of surplus VAT paid, this will be refunded by the tax authorities within 30 days.

Currency Control

Under the Currency Control, General Permit 5738 - 1978, issued pursuant to the provisions of the Currency Control Law, 5378 - 1978, dealing in foreign currency had special restrictions. Following major liberalization in late 1998, these restrictions have been effectively eliminated. Insofar as concerns foreign investments in Israel, provided that the necessary taxes have been paid and that the foreign currency source has been established, foreign investors may repatriate principal and profits of investments without restriction.

Double Taxation Treaties

Israel has signed and ratified treaties for the avoidance of double taxation with several countries and is in the process of negotiating others. The possible existence of such treaties should always be taken into account when considering the tax implications of a petroleum venture. A double taxation treaty has been signed and ratified with the United States.

Fees

Fees are linked to the Israeli Cost of Living Index and are updated every three months. The fees below are current as of January 2005.

Preliminary Permit: The holder of a Preliminary Permit has to give a reasonable security or guarantee for compensation against damage for which he may become liable to a person who is the owner or who has the enjoyment of land on which petroleum operations are conducted.

Priority Right Fee: NIS 4.95 per month per 1000 dunams.

License Fee: For the onshore areas and for every 1000 dunams, the first and second year annual fee is NIS 90.14; the third year fee is NIS 150.01; the fourth year fee is NIS 299.32; and the fifth year and subsequent years annual fee is NIS 896.97.

Leasehold Fee: A lessee is subject to a leasehold fee for the leased area at the rate of NIS 899.35 per 1,000 dunams or any part thereof, per year or part thereof. A lessee who pays a royalty shall be exempt from a leasehold fee for a continuous area of 50,000 dunams to be selected by him and around each producing well in the leased area, and the configuration of which shall be approved by the Petroleum Commissioner, provided that no new production area or part thereof shall any where coincide with an earlier production and/or part thereof.

Royalties of Production

A lessee is liable for a royalty of one-eighth in kind or cash at the option of the Commissioner of the quantity of petroleum produced and saved from the leased area excluding the quantity of petroleum used by the lessee in operating the leased area. However, the royalty payment shall not be less than the minimum royalty payments provided by the Petroleum Law.

Government Review of Petroleum Taxation and Royalty Regime

During mid-2001, the Israeli Ministry of National Infrastructures retained the IHS Energy Group, a well-known international petroleum consulting group, to review the Petroleum Law and the petroleum royalty and tax regimes, and recommend whether the legislation and royalty and tax regimes currently in place should be revised in light of changes in the industry and geo-political situation over the past 36 years and particularly in view of the recent gas discoveries offshore. A report and recommendations were submitted to the Ministry in March 2002. This review has led to certain preliminary proposed recommendations to change the current Petroleum Law as well as the applicable royalty and tax regimes.

Most significantly, it was proposed that the current royalty regime be replaced by a petroleum tax regime now common in many petroleum producing countries. It was proposed that the exemptions from certain import duties and excise taxes be repealed. The private sector expressed strong opposition to these proposals, which are now under consideration by an inter-ministerial committee with the private sector being given an opportunity to comment.

While it is uncertain whether, or to what extent, any possible changes to the current fiscal regime relating to petroleum operators may affect the operations and results of the company, it should be noted that the public position of the Ministry of National Infrastructures is that holders of outstanding petroleum rights should be "grand-fathered" from the effect of any material future amendments of the existing fiscal and tax regimes.

NOTICE: Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Zion Oil & Gas has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by clicking here.

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